Issuer Free Writing Prospectus filed pursuant to Rule 433 Registration Statement No. 333-137902 Dated December 1, 2006

Deutsche Bank AG Performance Securities with Partial Protection

Linked to a Global Index Basket

Offering Growth Potential with Partial Principal Protection

Indicative Terms		Product Description

The Notes provide exposure to potential price appreciation in a basket of global equity indices as well as protection at maturity of 20% of your principal. Partial principal protected investments can help reduce portfolio risk while maintaining an enhanced exposure to equities. The partial principal protection feature only applies at maturity.

Issuer	Deutsche Bank AG, London Branch. Moody’s Investors Service Ltd has assigned a rating of Aa3 to notes, such as the notes offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A.
Issue Price	$10 Per Note
Underlying Index Basket and weightings	33.34% S&P 500® Index 33.33% Dow Jones EURO STOXX 50® Index 33.33% Nikkei 225® Index
Term	4 years
Protection Percentage	20%
Payment on Maturity Date	Investors will receive a cash payment at maturity that is based on the Basket Return:	Benefits

•   If the Basket Return is positive, you will receive 100% of principal plus an additional payment equal to between 115% and 125% (the “Participation Rate”) of the Basket Return. The Participation Rate will be determined on the trade date, which is expected to be December 20, 2006.

•   If the Basket Return is between 0% and -20%, you will receive 100% of principal

•   If the Basket Return is -20% or lower, you will lose 1% (or fraction thereof) of your principal for each 1% (or fraction thereof) that the Basket Return is below -20%

If the basket has declined by more than 20% over the term of the notes, you may lose up to 80% of your principal at maturity.

❑    Growth Potential: Investors receive enhanced upside participation in the performance of a global index basket

❑    Partial Protection of Capital: At maturity, investors will receive a cash payment equal to at least 20% of their invested principal

❑    Diversification: Investors can diversify in a partial principal protected investment linked to a basket of indices

We are using this issuer free writing prospectus and the attached term sheet to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. We will notify you of any material changes to the terms of the Notes.

Basket Return	Basket Ending Level-Basket Starting Level Basket Starting Level

Basket Starting Level	100
Basket Ending Level	The closing level of the Basket on the Final Valuation Date
Trade Date	December 20*, 2006
Settlement Date	December 28*, 2006
Final Valuation	December 22*, 2010
Maturity Date	December 31*, 2010

*Expected

In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.

Scenario Analysis at Maturity
Assumptions: 120%x Positive Basket Return; protects against a decline of up to 20% in the Basket

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the term sheet related to this offering dated December 1, 2006 together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006, and product supplement B dated December 1, 2006.

Index Description	Historical Performance

The S&P 500® Index (“SPX”) consists of 500 stocks and is intended to provide a performance benchmark for the U.S. equity markets.

The Dow Jones EURO STOXX 50® Index (“SX5E”) consists of 50 component stocks of market sector leaders from within the Euro Zone.

The Nikkei 225 Index (“NKY”) consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange.

The graph below illustrates the performance of the Index Basket components from 1/29/88 to 11/30/06 Source: Bloomberg L.P.

Investor Suitability and Key Risks

The Notes may be suitable for you if:

♦     You seek an investment with a return linked to the performance of the Index Basket

♦     You seek an investment that offers partial principal protection when the Notes are held to maturity

♦     You are willing to hold the Notes to maturity

♦     You do not seek current income from this investment

♦     You are willing to invest in the Notes based on the range indicated for the Participation Rate (the actual Participation Rate will be determined on trade date)

The Notes may not be suitable for you if:

♦     You do not seek an investment with exposure to the economies of Japan, the United States or the Euro Zone.

♦     You are unable or unwilling to hold the Notes to maturity

♦     You seek an investment that is 100% principal protected

♦     You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦     You seek current income from your investments

♦     You seek an investment for which there will be an active secondary market

Key Risks:

♦	Your investment in the Notes may result in a loss—At maturity, the Notes are exposed to any decline in the level of the Index Basket in excess of 20%.

♦	Certain built-in costs, such as the agents’ commission and our estimated cost of hedging, are likely to adversely affect the value of the Notes prior to maturity—You should be able and willing to hold your Notes to maturity.

♦	You will not receive interest payments on the Notes or have voting rights or rights to receive cash dividends or other distributions.

♦	No direct exposure to fluctuations in foreign exchange rates—The value of your Notes will not be adjusted for changes in exchange rates related to the U.S. dollar that might affect the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index.

♦	Lack of liquidity—There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange.

♦	Potential conflicts—Because we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the notes, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦	In addition to the level of the Basket on any day, many economic and market factors will impact the value of the Notes.

♦	We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, which could affect the level of the Index Basket or the value of the Notes.

Investing in the notes involves a number of risks. See “Risk Factors” in the accompanying product supplement and “Selected Risk Considerations” in the accompanying term sheet. Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.